SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [    x    ]        Form 40-F  [            ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [            ]        No  [    x    ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	Giga’s leading game portal FunTown partners with top community blog site (attached hereto as Exhibit 99.1).

2.	GigaMedia 2005 Net Profit Up 277% — Best Operating Results Ever (attached hereto as Exhibit 99.2).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: March 24, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

Brad.miller@GigaMedia.com.tw

Giga’s leading game portal FunTown

partners with top community blog site

TAIPEI, Taiwan, March 10, 2006 – GigaMedia Limited (“GigaMedia”) (NASDAQ: GIGM) announced today that its leading casual games portal FunTown has entered into a strategic partnership with top community “blog” site Wretch, in a deal designed to broaden and enrich the entertainment and community offerings for the members of both portals.

Wretch is a leading online “community” offering a wide range of community services including blogs, photo albums and bulletin boards, and is one of the world’s most popular Web sites in terms of page views and users. According to market rankings from independent industry source Alexa.com, Wretch ranks 64th in daily traffic among global Web sites and sixth among global blog sites. As of December 2005, over two million people had joined the Wretch community.

The strategic partnership unites Wretch’s strength in blogs, online photo sharing and other community offerings with FunTown’s world number one MahJong and other online casual game offerings. The partnership envisions development of a shared gaming portal joining the four million members of FunTown with the over two million members of Wretch.

As part of the strategic partnership, GigaMedia has an option to purchase a 20 percent equity stake in Wretch.

“This exciting partnership between our leading casual game portal FunTown and one of the top community sites in the world will greatly enhance our entertainment offerings for our users, as well as bring FunTown games to a large new community,” stated Chief Executive Officer Arthur Wang. “When you join top games and the strongest community together, you have a very rich, compelling offering.”

“We look forward to continuing to enhance FunTown’s entertainment offerings, driving growth and increasing the site’s value for members and our shareholders,” added CEO Wang.

About Wretch

Wretch (www.wretch.cc) is a leading online community site offering various community services including blogs, photo albums and bulletin boards, and is one of the world’s most popular Web sites. According to market rankings from independent industry source Alexa.com, Wretch ranks 64th in daily traffic among global Web sites and sixth among global blog sites. As of December 2005, over two million people had joined the Wretch community. Wretch is available to users in Simplified Chinese, Traditional Chinese, Taiwanese and English.

About FunTown

FunTown is one of the leading casual game platforms in Asia, with over four million registered users and a wide variety of fun and exciting games, including the world’s largest Mahjong platform in terms of revenue. FunTown generates revenues through access fees and also through the sales of various in-game items.

FunTown’s games are designed to be fun for players of all levels of skill and experience, from the complete beginner to the “Game Master.” In addition, FunTown offers a strong online gaming community, with many opportunities for players to make friends and play together on teams competing against other groups in tournaments for fun and prizes. The company’s software allows users to create their own fun and humorous online persona – offering players a wide selection of clothing, styles, icons and other elements to individualize a player’s online look and keep their entertainment fresh and exciting.

FunTown’s games can be played on personal computers, mobile phones, airplane entertainment consoles and, soon, on the Xbox 360 when launched in Taiwan and Hong Kong. FunTown also has strong research and development capabilities and has developed nearly all games in-house.

Founded in 1998 by the Acer computer company, FunTown is based in Greater China, with offices in Shanghai, Hong Kong and Taiwan. Have some fun at FunTown Taiwan (www.funtown.com.tw), FunTown Hong Kong (www.funtown.com.hk) and FunTown China (www.funtown.com.cn).

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software, GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a major broadband ISP providing internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

brad.miller@gigamedia.com.tw

GigaMedia 2005 Net Profit Up 277% —

Best Operating Results Ever

Outlook: 1Q 2006 Revenue Up Over 40% Q on Q

Highlights of Full-Year 2005 Unaudited Results

•	Consolidated revenues from continuing operations rose 34 percent to US$44.2 million

•	Consolidated EBITDA[1] from continuing operations grew 73 percent to a record US$12.0 million

•	Consolidated net income jumped 277 percent to a record US$6.3 million, or $.13 per share

•	Cash and short-term investments totaled US$62.1 million at year end

Highlights of Fourth-Quarter 2005 Unaudited Results

•	Consolidated revenues from continuing operations increased 6 percent quarter-over-quarter to US$11.8 million

•	Consolidated EBITDA[1] from continuing operations rose 24 percent to US$3.8 million from the third quarter

•	Consolidated net income grew 37 percent quarter-over-quarter to US$2.4 million, or US$.05 per share

[1]	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures” for more details.)

TAIPEI, Taiwan, March 23, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today strong full-year 2005 results, with consolidated net profit climbing 277 percent to a record $6.3 million, or $.13 per share, driven by a fourth-quarter 2005 consolidated net profit of $2.4 million, a 37 percent increase from the third quarter of 2005.

Strong revenue growth and significant operating margin improvement in the Company’s entertainment software business drove the best-ever financial performance.

The financial results announced today do not include results from FunTown, the leading casual game portal acquired by GigaMedia on January 1, 2006. FunTown is expected to contribute significantly to GigaMedia’s financial performance beginning in the first quarter of 2006.

“The new, energetic GigaMedia has driven net profit up 277% in 2005, with more growth on the way – from both existing businesses as well as from our leading FunTown MahJong and casual game portal,” stated Chief Executive Officer Arthur Wang. “Our 2005 results reflect the early returns from our investments in online entertainment as users and revenue continue to ramp up rapidly, pointing to a great 2006.”

“FunTown presents us with huge opportunities to dramatically expand our online entertainment business capitalizing on the giant native marketplace for MahJong and other Asian games,” explained CEO Wang.

Consolidated Financial Results

For the Full Year 2005

Presentation of results from continuing operations. On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast full-year and quarterly financial results presented herein to reflect this sale and highlight continuing operations.

Financial results for 2004 incorporate the results of Cambridge Entertainment Software Limited (“CESL”) only for the nine months following the acquisition of the business in April 2004 by GigaMedia. As a result, consolidated revenues, operating income, income from continuing operations, net income, net income per share and EBITDA figures for 2005 and 2004 periods may not be comparable.

GIGAMEDIA FY05 CONSOLIDATED FINANCIAL RESULTS

(all figures in US$ thousands, except per share amounts)	FY05 (unaudited)	FY04 (audited)	Change (%)
Revenues (A)	44,187	33,084	34
Operating Income (A)	4,366	2,475	76
Income from Continuing Operations (A)	6,490	1,253	418
Income (Loss) from Discontinued Operations	(154)	429	NA
Net Income	6,336	1,682	277
Net Income Per Share	.13	.03	276
EBITDA (A)	12,018	6,947	73
Cash, Cash Equivalents and Short-term Investments	62,135	47,517	31

(A)	Excludes results from discontinued operations.

Consolidated revenues from continuing operations for 2005 increased 34 percent to $44.2 million from $33.1 million in 2004. Financial results for 2004 incorporate the results of CESL only for the nine months following the acquisition of the business in April 2004 by GigaMedia. As a result, figures for full-year 2005 and 2004 periods may not be comparable. Like-for-like, comparing relevant nine-month 2005 and 2004 periods, consolidated revenues from continuing operations grew approximately 21 percent year-over-year, driven by an increase in revenues of approximately 55 percent in the Company’s entertainment software business.

Consolidated operating income from continuing operations for 2005 grew 76 percent to a record $4.4 million from $2.5 million in 2004, and operating income margin increased to 9.9 percent from 7.5 percent over the same period. Driving the increase in consolidated operating income from continuing operations was strong revenue growth and significant operating margin improvement in the Company’s entertainment software business. Like-for-like, comparing relevant nine-month 2005 and 2004 periods, CESL’s operating margin increased to 28 percent from 19 percent.

Consolidated net income for 2005 increased 277 percent to a record $6.3 million from $1.7 million in 2004, primarily due to the aforementioned factors driving year-over-year growth in consolidated operating income from continuing operations. Consolidated net income for 2005 included non-operating income of approximately $2.7 million primarily related to treasury and disposal gains and a reversal of certain contingent liability provisions.

Consolidated EBITDA for 2005 grew 73 percent to $12.0 million from $6.9 million a year ago. Capital expenditure totaled $3.5 million for 2005, of which 29 percent was related to software capitalization, with the remainder primarily related to purchases of capital assets.

GigaMedia continued to maintain a strong balance sheet with no debt at year end. Cash, cash equivalents and short-term investments totaled $62.1 million at year end, up from $55.7 million at the end of the third quarter of 2005. The increase was mainly due to operating cash flow and a reclassification, from noncurrent to current, of GigaMedia’s investment in a Taiwanese online game company, Gamania. Year-end amounts did not reflect cash payments totaling $30 million in the first quarter of 2006 related to GigaMedia’s January 1, 2006 acquisition of leading casual game portal FunTown.

For the Fourth Quarter

Consolidated financial results for the fourth quarter of 2004 were impacted by FIN 46(R), under which GigaMedia consolidates the results of its licensee, Ultra Internet Media (“UIM”). (See, “About the Numbers in This Release – FIN 46(R).”) During the fourth quarter of 2004, the Company adopted FIN 46(R) and, accordingly, adjusted the year-end financial results of the Company’s entertainment software business by incorporating the second and third-quarter results of UIM in the fourth-quarter financial results of the Company’s entertainment software business. In addition, as a result of our adoption of FIN 46(R), results of the entertainment software business in the fourth quarter of 2004 benefited from a reclassification of certain intangible assets to goodwill, which consequently lowered amortization expenses in the period. As a result, consolidated revenues, operating income, income from continuing operations, net income, net income per share and EBITDA figures for 2005 and 2004 periods may not be comparable. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

GIGAMEDIA 4Q05 CONSOLIDATED FINANCIAL RESULTS

(unaudited quarterly figures, all in US$ thousands, except per share amounts)	4Q05	4Q04	Change (%)	4Q05	3Q05	Change (%)
Revenues(A)	11,813	12,306	-4	11,813	11,114	6
Operating Income	1,743	1,880	-7	1,743	1,118	56
Income from Continuing Operations	2,366	407	481	2,366	1,556	52
Income from Discontinued Operations	2	802	-100	2	168	-99
Net Income	2,368	1,209	96	2,368	1,724	37
Net Income Per Share	.05	.02	95.05		.03	37
EBITDA	3,771	1,188	217	3,771	3,037	24
Cash, Cash Equivalents and Short-term Investments	62,135	47,517	31	62,135	55,726	12

(A)	Revenue figures differ from those contained in previously released financial results due to reclassifications of certain fees. (See, “About the Numbers in This Release – Full-year and quarterly figures.”)

Consolidated revenues from continuing operations for the fourth quarter of 2005 increased 6 percent to $11.8 million from consolidated revenues from continuing operations of $11.1 million for the third quarter of 2005. Consolidated operating income from continuing operations grew 56 percent quarter-over-quarter to $1.7 million from $1.1 million. Consolidated net income for the fourth quarter of 2005 increased 37 percent to $2.4 million from $1.7 million for the previous quarter.

Driving these improvements were strong growth in the poker vertical and an increase in operating margin in the online entertainment business, which more than offset declining contributions from the Company’s broadband ISP business.

During the fourth quarter of 2005, GigaMedia recorded non-operating income of approximately $1.1 million, which primarily consisted of $500 thousand from a legal provision reversal related to the expected favorable settlement of IPO litigation and $370 thousand from treasury functions.

Fourth-quarter 2005 and 2004 figures may not be comparable due to the impact of FIN 46(R) on fourth-quarter 2004 results of the entertainment software business.

Business Unit Results

Entertainment Business - Poker and Traditional Gaming Software

(unaudited, in US$ thousands)	FY05	FY04	4Q05	4Q04	3Q05
Revenues(A)	22,511	11,694	6,988	7,078	5,727
Operating Income (B)	5,957	2,177	2,401	1,839	1,536
Net Income Before Minority Interests (B)	5,728	2,342	2,209	2,061	1,516
Net Income (B)	5,578	2,178	1,888	1,897	1,334

(A)	Revenue figures differ from those contained in previously released financial results due to reclassifications of certain fees. (See, “About the Numbers in This Release – Full-year and quarterly figures.”)
(B)	Full-year 2005 amounts reflect certain back-office expense adjustments; full-year 2004 amounts and quarterly amounts for 2005 and 2004 do not reflect these adjustments. (See, “About the Numbers in This Release – Segmental results.”)

The entertainment software business delivered outstanding performance in 2005, with dramatic growth in the Company’s poker software vertical driving record revenues and profitability in the fourth quarter.

For the Full Year 2005

Total revenues for 2005 grew 93 percent to $22.5 million from $11.7 million in 2004. Operating income increased 174 percent to $6.0 million in 2005 from $2.2 million in 2004. Net income for 2005 grew 156 percent to $5.6 million from $2.2 million in 2004. Financial results for 2004 incorporate the results of CESL only for the nine months following the April 2004 acquisition of the business by GigaMedia. As a result, total revenues, operating income, and net income figures for 2004 and 2005 periods may not be comparable.

Like-for-like, comparing relevant nine-month 2005 and 2004 periods, total revenues for 2005 grew approximately 55 percent year-over-year, driven by growth of the poker software business and the launch of new games in the traditional gaming software business. Operating income increased 133 percent, due to strong revenue growth and an increase in operating margin to 28 percent from 19 percent year-over-year. Net income grew 102 percent year-over-year.

For the Fourth Quarter

Revenues in the entertainment software business increased 22 percent to $7.0 million from $5.7 million in the third quarter. Operating income grew 56 percent quarter-over-quarter to $2.4 million from $1.5 million. Net income rose 42 percent to $1.9 million from $1.3 million.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $3.5 million during the fourth quarter of 2005. This represented an increase of 15 percent from those of the third quarter of 2005, which totaled $3.0 million.

Fourth-quarter 2005 and 2004 figures may not be comparable due to the impact of FIN 46(R) on fourth-quarter 2004 results of the entertainment software business.

Driving the quarter-over-quarter improvements were strong revenue growth in the poker vertical and an increase in operating margin in the online entertainment business, which increased to approximately 34 percent from approximately 27 percent in the third quarter.

During the fourth quarter, the poker software business achieved sharply increased financial performance on the back of investments made throughout the year to enhance and expand the business. Revenues in the poker software vertical were $2.2 million, up 102 percent from the previous quarter. Approximately 19,000 active real-money customers played Everest Poker during the fourth quarter, up 58 percent from approximately 12,000 active real-money players in the previous quarter.

Focus on leveraging tournament functionality and strong marketing initiatives by our licensee surrounding online and land-based poker events were key factors driving revenue growth. Our poker software business continued to benefit significantly from our licensee’s development of Everest Poker and its exclusive sponsorship of the French Poker Tour, the German Poker Tour, and the Japanese Poker Players Association. During the period, the Company continued to invest in software and hardware upgrades and improve and expand payment methods for customers to meet strong market demand and scale for expected future growth.

The Company’s traditional gaming software business continued to deliver strong profitability. Revenues in the traditional gaming software vertical were $4.8 million during the fourth quarter. This represented a 20 percent increase from the same period in 2004 and an increase of 3 percent from the previous quarter. The increase in revenues was related to the launch of new games, enhanced lobby and menu interfaces and systems, and our licensee’s launch of Everest Casino. Management expects significant benefits from this new flagship property, including cross-marketing opportunities with Everest Poker.

Broadband ISP Business

(unaudited, in US$ thousands)	FY05	FY04	4Q05	4Q04	3Q05
Revenues	21,736	21,962	4,824	5,251	5,407
Operating Income (A)	2,183	1,489	71	285	180
Net Income (Loss) (A)	3,175	1,512	401	(630)	138

(A)	Full-year 2005 amounts reflect certain back-office expense adjustments; full-year 2004 amounts and quarterly amounts for 2005 and 2004 do not reflect these adjustments. (See, “About the Numbers in This Release – Segmental results.”)

The broadband ISP business delivered improved profitability in 2005. During the year, the Company continued strict cost and expense control measures while shifting focus to its corporate broadband business, resulting in improved performance during the period.

Total revenues for 2005 declined slightly to $21.7 million from $22.0 million in 2004, with increased contributions from the corporate broadband business offsetting decreased contributions from the consumer broadband ISP business. Operating income increased by approximately 47 percent to $2.2 million in 2005 from $1.5 million in 2004. The year-over-year variance in operating income was primarily due to reduced general and administrative expenses, reductions in sales and marketing expenses, and lowered operating costs in 2005. Net income for 2005 grew 110 percent to $3.2 million from $1.5 million in 2004. The year-over-year variance in net income was due mainly to the aforementioned operating income increase, a one-time gain recorded in the second quarter of 2005 in connection with the sale of the Company’s former site gigigaga.com.tw, and an impairment loss recorded during the fourth quarter of 2004 related to GigaMedia’s investment in Gamania.

In the fourth quarter of 2005, revenues in the corporate broadband ISP business were $1.5 million, representing 31 percent of total revenues in the Company’s broadband ISP business. Revenues during the period declined 16 percent quarter-over-quarter, due to an increase in competition in certain bandwidth reselling products and depreciation of the NT dollar. Competitive pressures in this business are increasing.

Fourth-quarter revenues in the consumer broadband ISP business were $3.3 million, a 9 percent decrease quarter-over-quarter, largely related to decreases in the metrics of our ADSL business. The number of subscribers in the consumer broadband ISP business during the fourth quarter decreased to approximately 80,500, with blended average revenue per subscriber down approximately 4 percent compared to the third quarter of 2005 at approximately $11.36 per month.

Operating income decreased 61 percent quarter-over-quarter and 75 percent year-over-year. The variance was primarily due to declining revenues.

Net income was $401 thousand in the fourth quarter of 2005, versus net income of $138 thousand for the third quarter of 2005. Net income in the fourth quarter of 2005 represented a turnaround of $1.0 million compared to a loss of $630 thousand for the same period in 2004. The quarter-over-quarter growth in net income was largely attributable to a fixed-asset disposal gain recorded in the fourth quarter. The year-over-year variation in net income was mainly due to an impairment loss recorded during the fourth quarter of 2004 related to GigaMedia’s investment in Gamania.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 23, 2006. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2004 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects continued strong business momentum and rapid revenue growth in our poker software product driven by online and offline marketing of the Everest Poker brand. Management also anticipates a solid contribution in the first quarter from the traditional gaming vertical resulting from new games, the integration of new payment methods, and marketing initiatives surrounding Everest Casino. Investments in upgrading hardware and improving systems for both the traditional gaming and poker verticals are ongoing to support continued rapid growth in 2006.

On January 1, 2006, GigaMedia acquired leading Asian casual game portal FunTown, the world’s largest MahJong portal in terms of revenue. In the first two months of 2006, FunTown has exceeded internal revenue and net income targets. In addition, the strategic partnership announced on March 10, 2006 between FunTown and top community “blog” site Wretch – one of the most popular sites world-wide – is expected to broaden and enhance FunTown’s entertainment and community offerings, further enabling FunTown to make significant contributions to GigaMedia going forward.

Overall, management expects sharply improved financial performance with significant growth in consolidated revenues and operating results in the first quarter driven by solid contributions from the Company’s new casual games business, as well as strong demand for the Company’s poker software. In the first quarter of 2006, the Company expects consolidated revenues to increase at least 40 percent over the Fourth Quarter 2005, and believes consolidated operating margin will remain similar to the fourth quarter presented today.

Use of Non-GAAP Measures

Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non–GAAP measure is provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly figures

All 2005 figures and all 2004 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2004 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Revenues in all periods reflect reclassifications of certain fees in the entertainment software business. Such fees were previously classified as offsets against revenue, and are classified as operating costs in the financials contained herein.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

In 2005 GigaMedia established certain centralized back-office business functions and charged business units for these expenses. Full-year 2005 results in the segmental business unit sections reflect adjustments for these back-office expenses. Quarterly amounts and full-year 2004 amounts in the segmental business unit sections do not reflect these back-office expense adjustments for each respective business unit.

Results from continuing operations

On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast the full-year and quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. Accordingly, during the fourth quarter of 2004 the Company incorporated the results of UIM into the Company’s consolidated financial statements and adjusted the year-end financial results of the Company’s entertainment software business by incorporating the second and third-quarter results of UIM in the fourth-quarter financial results of the Company’s entertainment software business. In addition, as a result of our adoption of FIN 46(R), results of the entertainment software business in the fourth quarter of 2004 benefited from a reclassification of certain intangible assets to goodwill, which consequently lowered amortization expenses in the period. As a result, financial results for the fourth-quarter 2005 and 2004 periods may not be comparable. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 9:30 p.m. Taipei/Hong Kong Time on March 23, 2006, which is 8:30 a.m. Eastern Daylight Time on March 23, 2006 in the U.S., to discuss the Company’s fourth-quarter and full-year performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software Limited, GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a major broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2005 unaudited USD	9/30/2005 unaudited USD	12/31/2004 unaudited USD	12/31/2005 unaudited USD	12/31/2004 audited USD
Operating revenues
Access revenues	4,795,056	5,339,885	5,139,619	21,407,560	20,960,544
Sales/rental	6,560	10,612	25,611	77,053	109,055
Software licensing & online entertainment revenues	6,988,383	5,727,000	7,056,814	22,511,460	11,673,181
Promotional and advertising revenues	(35)	(40)	833	2,511	11,015
Subscription revenues	16,746	25,539	55,524	140,575	248,387
Other revenues	6,567	11,480	28,060	48,269	81,492

Total operating revenues	11,813,277	11,114,476	12,306,461	44,187,428	33,083,674

Costs and expenses
Operating costs	3,576,387	4,209,679	4,073,061	16,458,477	15,339,211
Cost of sales/rental/installation	81,880	93,950	175,939	455,401	645,176
Product development & engineering expenses	863,721	919,611	1,666,529	3,562,040	2,512,921
Selling and marketing expenses	3,283,549	2,667,811	4,372,485	10,777,108	6,310,216
General and administrative expenses	2,091,904	1,896,374	(5,631)	7,892,023	5,657,478
Other costs	122,483	109,369	364,361	469,326	364,361
Bad debt expenses	49,987	99,748	(220,489)	206,692	(220,489)

Total costs and expenses	10,069,911	9,996,542	10,426,255	39,821,067	30,608,874

Income (Loss) from operations	1,743,366	1,117,934	1,880,206	4,366,361	2,474,800

Non-operating income (expense)
Interest income	269,257	96,789	61,513	408,185	139,567
Foreign exchange gain (loss) - net	11,959	277,867	(279,868)	150,953	(764,765)
Gain (loss) on sales of marketable securities	102,795	357,535	512,920	849,710	1,230,410
Gain (loss) on disposal of property, plant & eqpmt.	198,077	(9,509)	(1,307)	204,422	(43,593)
Interest expense	(1,749)	0	(4,436)	2,643	(4,436)
Other non-operating income (expense)	518,052	(7,795)	(1,738,035)	1,093,684	(1,700,217)

Non-operating income (expense)	1,098,391	714,887	(1,449,213)	2,709,597	(1,143,034)

Income tax expense	155,372	95,084	(139,609)	435,591	(84,342)
Minority interest income (loss)	320,784	181,807	163,537	150,299	163,537

Income (loss) from continuing operations	2,365,601	1,555,930	407,065	6,490,068	1,252,571
Income (loss) from discontinued operations (including gain on disposal)	2,135	167,972	802,148	(154,028)	429,002

Net income (loss)	2,367,736	1,723,902	1,209,213	6,336,040	1,681,573

Net income (loss) per common share:
Continuing operations	0.05	0.03	0.01	0.13	0.02
Discontinued operations	0.00	0.00	0.01	0.00	0.00

	0.05	0.03	0.02	0.13	0.02

Average shares outstanding	50,343,642	50,343,642	50,154,000	50,311,948	50,154,000

Reconciliation of Net Income to EBITDA
Net income (loss)	2,365,601	1,555,930	407,065	6,490,068	1,252,571
Minority interest income (loss)	320,784	181,807	163,537	150,299	163,537
Depreciation	854,277	959,440	1,066,601	3,965,644	4,168,536
Amortization	342,186	341,170	(252,856)	1,387,176	1,581,548
Interest (income) expense	(267,508)	(96,789)	(57,077)	(410,828)	(135,131)
Tax	155,372	95,084	(139,609)	435,591	(84,342)

EBITDA	3,770,712	3,036,642	1,187,661	12,017,950	6,946,719

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2005 unaudited USD	9/30/2005 unaudited USD	12/31/2004 audited USD
Assets
Current assets
Cash and cash equivalents	41,731,416	30,692,753	13,232,637
Marketable securities - current	20,403,765	25,033,283	34,284,178
Notes and accounts receivable - net	6,442,848	6,544,315	6,395,978
Inventories - net	57,806	112,890	10,488,252
Prepaid expenses	273,726	565,116	678,500
Restricted cash	0	0	1,506,467
Other current assets	1,293,966	769,808	1,140,152

Total current assets	70,203,527	63,718,165	67,726,164

Marketable securities - noncurrent	0	2,431,804	2,892,574
Property, plant & equipment - net	10,746,904	10,888,870	15,055,518
Goodwill	29,243,377	29,607,283	29,607,283
Intangible assets - net	2,704,382	2,762,145	8,372,144
Other assets	620,933	587,503	2,323,616

Total assets	113,519,123	109,995,770	125,977,299

Liabilities & shareholders’ equity
Short-term loans	0	0	283,822
Notes and accounts payable	1,427,338	1,441,631	14,037,458
Accrued compensation	1,194,120	974,061	1,654,939
Accrued expenses	1,790,726	3,128,942	3,361,637
Other current liabilities	6,244,721	4,446,810	3,902,073

Total current liabilities	10,656,905	9,991,444	23,239,929
Other liabilities	1,650,041	2,013,197	2,499,869

Total liabilities	12,306,946	12,004,641	25,739,798

Minority interests	563,936	243,152	4,266,837

Shareholders’ equity	100,648,241	97,747,977	95,970,664

Total liabilities & shareholders’ equity	113,519,123	109,995,770	125,977,299